State of Delaware

Secretary of State

Division of Corporations

Delivered 01:16 PM 01/04/2022

FILED 09:58 AM 01/03/2022

SR 20220018218 - File Number 4673115

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF

TWO HANDS CORPORATION

Two Hands Corporation filed a Certificate of Incorporation with the Secretary of State of Delaware on April 3, 2009, a Certificate of Designation on August 6, 2013, a Certificate of Amendment to the Certificate of Incorporation on August 8, 2013, a Certificate of Amendment to the Certificate of Incorporation on May 30, 2014, a Certificate of Amendment to the Certificate of Incorporation on July 27, 2016, a Certificate of Amendment to the Certificate of Incorporation on August 27, 2018, a Certificate of Amendment to the Certificate of Incorporation on November 18, 2019, a Certificate of Designation on December 13, 2019, a Certificate of Designation on October 8, 2020, an Amended and Restate Certificate of Designation on June 30, 2021, a Certificate of Amendment to the Certificate of Incorporation on July 16, 2021 and a Certificate of Designation on September 1, 2021. Following is an amendment to the Certificate of Incorporation as amended:

It is hereby certified that:

1. The name of the corporation (the "Corporation") is Two Hands Corporation.

2. The Certificate of Incorporation is hereby amended by replacing Article FOURTH to read:

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is: twelve billion and one million (12,001,000,000) shares, consisting of a class of twelve billion (12,000,000,000) shares of Common Stock, par value of $0.0001 per share and a class of one million (1,000,000) shares of Preferred Stock, par value of $0.001 per share.

The Preferred Stock authorized by this Certificate of Incorporation shall be issued in series.

The Board of Directors is authorized at any time, and from time to time, to provide for the issuance of shares of Preferred Stock in one or more series. The Board of Directors shall have the authority to determine the number of shares that will comprise each series. For each series, the Board of Directors shall determine, by resolution or resolutions adopted prior to the issuance of any share thereof, the designations, powers, preferences, limitations and relative or other rights thereof, including but not limited to the following relative rights and preferences, as to which there may be variations among different series:

(a) The rate and manner of payment of dividends, if any;

(b) Whether shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption;

(c) The amount payable for shares in the event of liquidation, dissolution or other winding up of the Corporation;

(d) Sinking fund provisions, if any, for the redemption or purchase of shares;

(e) The terms and conditions, if any, on which shares may be converted or exchanged;

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(f) Voting rights, if any; and

(g) Any other rights and preferences of such shares, to the full extent now or hereafter permitted by the General Corporation Law of the State of Delaware.

3. Pursuant to a resolution of its Board of Directors, a written consent of a majority of stockholders was obtained in accordance with Delaware General Corporation Law pursuant to which a total of 77.48% of the total votes entitled to be cast on the action were voted in favor of the Amendment.

4. The Certificate of Amendment of the Certificate of Incorporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware,

5. In accordance with Section 103(d) of the General Corporation Law of the State of Delaware, this Certificate of Amendment shall be effective on January 3, 2022.

Signed this 3rd day of January, 2022

TWO HANDS CORPORATION

/s/ Nadav Elituv

By: Nadav Elituv

Chief Executive Officer and Chairman of the Board of Directors

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